UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011.

Commission File Number 001-34250

SEVEN ARTS PICTURES PLC
(Translation of registrant's name into English)

136-144 New Kings Road London, UK SW6 4LZ
(Address of principal executive offices)

Indicate by check mark whether the registrant files of will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12b3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑.

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12b3-2(b): 82-_________.

Changes in Registrant’s Certifying Accountant

On August 12, 2011, Seven Arts Pictures plc (the “Registrant”) dismissed Kabani & Company, Inc. (“Kabani”) as the Registrant’s principal accountant effective on such date. Kabani did not issue any report on the Registrant’s interim financial statements for December 31, 2010. The Registrant has engaged The Hall Group (“Hall”) as its new principal accountant effective as of August 12, 2011.

There were no disagreements by the Registrant with Kabani on any matter of accounting principles or practices, financial statements disclosures, or auditing scope or procedures, which disagreement(s), if not resolved to the satisfaction of Kabani, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report, nor were there any reportable events as defined in Item 304(a)(1)(iv) of Regulation S-K.

The Registrant engaged The Hall Group (“Hall”) as the Registrant’s new independent accountant as of August 12, 2011.  Neither the Registrant nor anyone on the Registrant’s behalf engaged Hall regarding either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Registrant’s financial statements, or any mater that was either the subject of a “disagreement” or a “reportable event,” both as such terms as defined in Item 304 of Regulation S-K.

The Registrant has made the contents of its original Form 6-K available to Kabani and requested it to furnish a letter to the Securities and Exchange Commission as to whether Kabani agrees or disagrees with, or wishes to clarify the Registrant’s expression of its view.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned duly authorized.

 SEVEN ARTS PICUTRES PLC

By: /s/ Peter Hoffman
Peter Hoffman
Chief Executive Officer

August 26, 2011